Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE RESULTS FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 2018

October 30, 2018

Investor Relations
phone: +49 6172 609 2525

email: ir@fmc-ag.com

Content:

Statement of earnings	page 2

Segment information	page 3

Balance sheet	page 4

Cash flow	page 5

Revenue development	page 6

Key metrics	page 7

Quality data	page 8

Reconciliation	page 9

Reconciliation one time	page 10

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

Statement of earnings

	Three months ended September 30				Nine months ended September 30
in € million, except share data, unaudited	2018	2017	Change	Change at cc	2018	2017	Change	Change at cc

Health Care Services	3,258	3,532	-7.8%	-7.8%	9,852	10,950	-10.0%	-3.3%
Health Care Products	800	804	-0.4%	1.4%	2,395	2,405	-0.4%	4.6%
Total revenue	4,058	4,336	-6.4%	-6.1%	12,247	13,355	-8.3%	-1.9%

Costs of revenue	2,791	2,911	-4.2%	-3.6%	8,473	8,844	-4.2%	3.0%
Gross profit	1,267	1,425	-11.0%	-11.1%	3,774	4,511	-16.3%	-11.3%
Selling, general and administrative	742	802	-7.4%	-6.8%	2,136	2,629	-18.7%	-13.5%
(Gain) loss related to divestitures of Care Coordination activities	(10)	(1)	n.a.	n.a.	(830)	(5)	n.a.	n.a.
Research and development	26	28	-7.0%	-10.6%	95	95	0.4%	2.7%
Income from equity method investees	(18)	(13)	35.5%	35.4%	(52)	(51)	2.6%	3.2%
Operating income (EBIT)	527	609	-13.5%	-20.0%	2,425	1,843	31.6%	39.2%
Operating income margin in %	13.0%	14.0%			19.8%	13.8%

Interest income	(10)	(12)	-21.1%	-15.8%	(30)	(35)	-15.1%	-9.4%
Interest expense	84	98	-14.5%	-14.4%	269	309	-13.1%	-8.2%
Interest expense, net	74	86	-13.5%	-14.2%	239	274	-12.8%	-8.1%
Income before taxes	453	523	-13.4%	-20.9%	2,186	1,569	39.3%	47.5%
Income tax expense	104	152	-31.6%	-37.6%	453	484	-6.4%	-1.2%
Net income	349	371	-6.0%	-14.1%	1,733	1,085	59.7%	69.1%
Less: Net income attributable to noncontrolling interests	64	62	3.7%	3.0%	176	199	-11.7%	-5.4%
Net income attributable to shareholders of FMC AG & Co. KGaA	285	309	-8.0%	-17.5%	1,557	886	75.7%	85.9%

Operating income (EBIT)	527	609	-13.5%	-20.0%	2,425	1,843	31.6%	39.2%
Depreciation and amortization	179	177	0.6%	0.2%	534	554	-3.6%	1.8%
EBITDA	706	786	-10.3%	-15.4%	2,959	2,397	23.4%	30.6%
EBITDA margin in %	17.4%	18.1%			24.2%	17.9%

Weighted average number of shares	306,495,661	306,572,494			306,434,923	306,447,106

Basic earnings per share	€0.93	€1.01	-8.0%	-17.46%	€5.08	€2.89	75.7%	85.9%
Basic earnings per ADS	€0.46	€0.50	-8.0%	-17.5%	€2.54	€1.45	75.7%	85.9%

Segment information

	Three months ended September 30				Nine months ended September 30
unaudited	2018	2017	Change	Change at cc	2018	2017	Change	Change at cc

Total
Revenue in € million	4,058	4,336	-6.4%	-6.1%	12,247	13,355	-8.3%	-1.9%
Operating income (EBIT) in € million	527	609	-13.5%	-20.0%	2,425	1,843	31.6%	39.2%
Operating income margin in %	13.0%	14.0%			19.8%	13.8%
Delivered EBIT in € million	463	547	-15.4%	-22.5%	2,249	1,644	36.8%	44.6%
Days sales outstanding (DSO)(1)					77	74
Employees (full-time equivalents)					112,134	113,648

North America
Revenue in € million	2,843	3,115	-8.7%	-10.6%	8,589	9,715	-11.6%	-5.2%
Operating income (EBIT) in € million	525	483	8.8%	1.7%	2,173	1,478	47.0%	56.5%
Operating income margin in %	18.5%	15.5%			25.3%	15.2%
Delivered EBIT in € million	464	424	9.5%	1.5%	2,006	1,286	55.9%	65.9%
Days sales outstanding (DSO)(1)					60	58

U.S.
Revenue per dialysis treatment in US$(2)	356	341	4.6%	n.a.	353	341	3.3%	n.a.
Cost per dialysis treatment in US$(3)	290	271	7.1%	n.a.	289	273	5.9%	n.a.

EMEA
Revenue in € million	620	632	-2.0%	0.6%	1,908	1,888	1.1%	3.7%
Operating income (EBIT) in € million	88	106	-17.8%	-16.5%	302	333	-9.7%	-8.9%
Operating income margin in %	14.1%	16.8%			15.8%	17.7%
Delivered EBIT in € million	86	105	-18.0%	-16.7%	299	331	-9.8%	-9.0%
Days sales outstanding (DSO)(1)					100	105

Asia-Pacific
Revenue in € million	421	411	2.6%	3.7%	1,235	1,206	2.4%	7.8%
Operating income (EBIT) in € million	66	77	-14.0%	-14.3%	218	237	-7.9%	-5.1%
Operating income margin in %	15.7%	18.8%			17.7%	19.7%
Delivered EBIT in € million	65	75	-14.1%	-14.3%	212	232	-8.4%	-5.7%
Days sales outstanding (DSO)(1)					127	122

Latin America
Revenue in € million	171	175	-2.3%	26.8%	505	535	-5.6%	18.4%
Operating income (EBIT) in € million	(1)	18	n.a.	n.a.	24	45	-46.8%	-55.9%
Operating income margin in %	-0.9%	10.2%			4.7%	8.4%
Delivered EBIT in € million	(1)	18	n.a.	n.a.	24	45	-46.9%	-56.1%
Days sales outstanding (DSO)(1)					125	128

Corporate
Revenue in € million	3	3	7.5%	7.5%	10	11	-7.3%	-7.0%
Operating income (EBIT) in € million	(151)	(75)	100.2%	99.8%	(292)	(250)	16.8%	18.2%
Delivered EBIT in € million	(151)	(75)	100.1%	99.7%	(292)	(250)	16.8%	18.2%

(1) Concurrent with the implementation of IFRS 15 and IFRS 9 prior year data has been adjusted to conform to the current year’s presentation.

(2) Excl. the effects from the VA Agreement and IFRS 15 implementation, incl. these adjustments revenue per dialysis treatment was $352 for the three months and $358 for the nine months ended September 30, 2017.

(3) Excl. the effects from IFRS 15 implementation and the Natural Disaster Costs, incl. these adjustments cost per dialysis treatment was $284 for the three months and $285 for the nine months ended September 30, 2017.

cc = constant currency. Changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items include the impact of changes in foreign currency exchange rates. We calculate these non-IFRS financial measures at constant exchange rates to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter’s year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term “Constant Currency”.

We believe that the non-IFRS financial measure Constant Currency is useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. However we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-IFRS revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items and changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from IFRS measures next to the growth rate derived from non-IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Balance sheet

	September 30	December 31
in € million, except net leverage ratio	2018	2017
	(unaudited)	(audited)
Assets
Current assets	7,534	6,374
Goodwill and intangible assets	12,655	12,787
Other non-current assets	5,398	4,864
Total assets	25,587	24,025

Liabilities and equity
Current liabilities	6,051	5,300
Non-current liabilities	7,190	7,897
Total equity	12,346	10,828
Total liabilities and equity	25,587	24,025

Equity/assets ratio	48%	45%

Debt
Short-term debt	1,210	760
Short-term debt from related parties	23	9
Current portion of long-term debt and capital lease obligations	1,096	884
Long-term debt and capital lease obligations, less current portion	5,041	5,795
Total debt	7,370	7,448
Cash and cash equivalents	1,754	978
Total net debt	5,616	6,470

Annualized EBITDA(1)
Operating income (EBIT)	2,021	2,372
Depreciation and amortization	701	731
Non-cash charges	42	51
Annualized EBITDA	2,764	3,154

Net leverage ratio	2.0	2.1

(1) EBITDA : including largest acquisitions and divestitures and in 2018 excluding the gain related to divestitures of Care Coordination activities.

Cash flow statement

	Three months ended		Nine months ended
	September 30		September 30
in € million, unaudited	2018	2017	2018	2017
Operating activities
Net income	349	371	1,733	1,085
Depreciation / amortization	179	177	534	554
Change in working capital and other non-cash items	81	64	(1,047)	25
Net cash provided by (used in) operating activities	609	612	1,220	1,664
In percent of revenue	15.0%	14.1%	10.0%	12.5%

Investing activities
Purchases of property, plant and equipment	(266)	(228)	(732)	(632)
Proceeds from sale of property, plant and equipment	9	2	30	18
Capital expenditures, net	(257)	(226)	(702)	(614)

Free cash flow	352	386	518	1,050
In percent of revenue	8.7%	8.9%	4.2%	7.9%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(462)	(77)	(808)	(428)
Proceeds from divestitures	149	21	1,811	31
Acquisitions and investments, net of divestitures	(313)	(56)	1,003	(397)
Free cash flow after investing activities	39	330	1,521	653

Revenue development

						Same
						market
				Change	Organic	treatment
in € million, unaudited	2018	2017	Change	at cc	growth	growth(1)

Three months ended September 30
Total revenue	4,058	4,336	-6.4%	-6.1%	3.5%
Health Care Services	3,258	3,532	-7.8%	-7.8%	4.0%	2.9%
Thereof Dialysis Care revenue	2,904	2,775	4.6%	5.5%	8.2%	2.9%
Thereof Care Coordination revenue	354	757	-53.2%	-56.5%	-23.6%
Health Care Products	800	804	-0.4%	1.4%	1.5%

North America	2,843	3,115	-8.7%	-10.6%	2.4%
Health Care Services	2,628	2,904	-9.5%	-11.4%	2.5%	2.8	%(2)
Thereof Dialysis Care revenue	2,328	2,199	5.8%	4.5%	7.6%	2.8	%(2)
Thereof Care Coordination revenue	300	705	-57.4%	-61.1%	-25.7%
Health Care Products	215	211	2.1%	0.9%	1.1%

EMEA	620	632	-2.0%	0.6%	0.2%
Health Care Services	314	311	0.9%	3.9%	3.0%	3.3%
Health Care Products	306	321	-4.8%	-2.7%	-2.4%
Thereof Dialysis Products	288	302	-4.7%	-2.4%	-2.1%
Thereof Non-Dialysis Products	18	19	-7.4%	-7.0%	-7.0%

Asia-Pacific	421	411	2.6%	3.7%	5.9%
Health Care Services	194	194	0.5%	1.2%	6.0%	6.2%
Thereof Dialysis Care revenue	140	142	-0.7%	-1.0%	6.1%	6.2%
Thereof Care Coordination revenue	54	52	3.9%	7.1%	5.4%
Health Care Products	227	217	4.5%	5.9%	5.9%

Latin America	171	175	-2.3%	26.8%	26.3%
Health Care Services	122	123	-1.2%	34.2%	33.6%	1.4%
Health Care Products	49	52	-4.7%	8.9%	9.1%

Corporate	3	3	7.5%	7.5%

Nine months ended September 30
Total revenue	12,247	13,355	-8.3%	-1.9%	3.2%
Health Care Services	9,852	10,950	-10.0%	-3.3%	2.9%	2.7%
Thereof Dialysis Care revenue	8,359	8,745	-4.4%	2.8%	6.2%	2.7%
Thereof Care Coordination revenue	1,493	2,205	-32.3%	-27.5%	-20.5%
Health Care Products	2,395	2,405	-0.4%	4.6%	4.7%

North America	8,589	9,715	-11.6%	-5.2%	2.1%
Health Care Services	7,979	9,086	-12.2%	-5.9%	1.9%	2.5	%(2)
Thereof Dialysis Care revenue	6,634	6,992	-5.1%	1.7%	6.0%	2.5	%(2)
Thereof Care Coordination revenue	1,345	2,094	-35.8%	-31.2%	-22.4%
Health Care Products	610	629	-2.9%	4.1%	4.1%

EMEA	1,908	1,888	1.1%	3.7%	2.8%
Health Care Services	943	925	2.0%	4.8%	2.7%	2.9%
Health Care Products	965	963	0.1%	2.6%	2.8%
Thereof Dialysis Products	909	903	0.6%	3.2%	3.5%
Thereof Non-Dialysis Products	56	60	-7.0%	-6.8%	-6.8%

Asia-Pacific	1,235	1,206	2.4%	7.8%	6.3%
Health Care Services	569	553	2.9%	8.9%	5.7%	5.8%
Thereof Dialysis Care revenue	421	442	-4.8%	0.5%	4.9%	5.8%
Thereof Care Coordination revenue	148	111	33.5%	42.2%	10.6%
Health Care Products	666	653	2.1%	6.8%	6.8%

Latin America	505	535	-5.6%	18.4%	17.1%
Health Care Services	361	386	-6.5%	21.0%	19.2%	1.3%
Health Care Products	144	149	-3.2%	11.5%	11.8%

Corporate	10	11	-7.3%	-7.0%

(1) same market treatment growth = organic growth less price effects

(2) U.S. (excl. Mexico), same market treatment growth North America: 2.5% for the three months and 2.4% for the nine months ended September 30 2018

Key metrics North America segment

	Three months ended September 30				Nine months ended September 30
unaudited	2018	2017	Change	Change at cc	2018	2017	Change	Change at cc

Dialysis
Revenue in € million	2,543	2,410	5.5%	4.2%	7,244	7,621	-4.9%	1.9%
Operating income (EBIT) in € million	489	437	12.0%	11.8%	1,255	1,424	-11.9%	-6.2%
Operating income margin in %	19.2%	18.1%			17.3%	18.7%
Delivered EBIT in € million	434	386	12.4%	12.3%	1,103	1,255	-12.1%	-6.6%

Care Coordination
Revenue in € million	300	705	-57.4%	-61.1%	1,345	2,094	-35.8%	-31.2%
Operating income (EBIT) in € million	36	46	-21.2%	-93.2%	918	54	n.a.	n.a.
Operating income margin in %	12.1%	6.6%			68.3%	2.6%
Delivered EBIT in € million	30	38	-19.9%	-107.5%	903	31	n.a	n.a

Key metrics Care Coordination

	Nine months ended September 30
				Change
unaudited	2018	2017	Change	at cc
North America
Member months under medical cost management(1)	486,786	433,243	12.4%
Medical cost under management (in € million)(1)	3,299	2,948	11.9%	20.0%
Care Coordination patient encounters(1)	4,149,516	5,069,546	-18.1%

(1) The metrics may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the BPCI and ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Key metrics Dialysis Care Services

	Nine months ended September 30
		Growth			Growth		Growth
unaudited	Clinics	in %	De novos	Patients	in %	Treatments	in %
Total	3,872	4%	117	329,085	4%	37,122,573	3%

North America	2,486	5%	83	201,220	3%	22,867,793	3%
EMEA	769	5%	12	64,539	4%	7,250,376	4%
Asia-Pacific	390	0%	21	31,152	3%	3,239,862	2%
Latin America	227	-1%	1	32,174	5%	3,764,542	4%

Quality data(1)

	North America		EMEA		Latin America		Asia-Pacific
in % of patients	Q3 2018	Q3 2017	Q3 2018	Q3 2017	Q3 2018	Q3 2017	Q3 2018	Q3 2017

Kt/v > 1.2	97	98	94	95	91	92	96	96
Hemoglobin = 10-12 g/dl	72	73	82	82	53	51	58	58
Calcium = 8.4-10.2 mg/dl	85	85	80	79	75	78	73	75
Albumin > 3.5 g/dl(1)	80	78	90	88	91	91	89	88
Phosphate < 5.5 mg/dl	61	62	79	78	76	76	67	70
Patients without catheter (after 90 days)	83	84	79	80	80	81	87	88
in days
Days in hospital per patient year	10.0	9.9	7.4	7.8	4.2	4.0	3.5	3.8

(1) Definitions cf. Annual Report 2017, Section “Non-Financial Group Report”

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended		Nine months ended
	September 30		September 30
in € million, unaudited	2018	2017	2018	2017
Delivered EBIT reconciliation
Total
Operating income (EBIT)	527	609	2,425	1,843
less noncontrolling interests	(64)	(62)	(176)	(199)
Delivered EBIT	463	547	2,249	1,644

North America
Operating income (EBIT)	525	483	2,173	1,478
less noncontrolling interests	(61)	(59)	(167)	(192)
Delivered EBIT	464	424	2,006	1,286

Dialysis
Operating income (EBIT)	489	437	1,255	1,424
less noncontrolling interests	(55)	(51)	(152)	(169)
Delivered EBIT	434	386	1,103	1,255

Care Coordination
Operating income (EBIT)	36	46	918	54
less noncontrolling interests	(6)	(8)	(15)	(23)
Delivered EBIT	30	38	903	31

EMEA
Operating income (EBIT)	88	106	302	333
less noncontrolling interests	(2)	(1)	(3)	(2)
Delivered EBIT	86	105	299	331

Asia-Pacific
Operating income (EBIT)	66	77	218	237
less noncontrolling interests	(1)	(2)	(6)	(5)
Delivered EBIT	65	75	212	232

Dialysis
Operating income (EBIT)	57	68	197	222
less noncontrolling interests	0	(2)	(4)	(5)
Delivered EBIT	57	66	193	217

Care Coordination
Operating income (EBIT)	9	9	21	15
less noncontrolling interests	(1)	0	(2)	0
Delivered EBIT	8	9	19	15

Latin America
Operating income (EBIT)	(1)	18	24	45
less noncontrolling interests	0	0	0	0
Delivered EBIT	(1)	18	24	45

Corporate
Operating income (EBIT)	(151)	(75)	(292)	(250)
less noncontrolling interests	0	0	0	0
Delivered EBIT	(151)	(75)	(292)	(250)

Reconciliation of net cash provided by operating activities to EBITDA(1)
Total EBITDA			2,959	2,397
Interest expense, net			(239)	(274)
Income tax expense			(453)	(484)
Change in working capital and other non-cash items			(1,047)	25
Net cash provided by operating activities			1,220	1,664

(1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended September 30		Nine months ended September 30
in € million, except share data, unaudited	2018	2017	2018	2017

Operating performance on a comparable basis and adjusted
Revenue
Total
Revenue	4,058	4,336	12,247	13,355
Effect from IFRS 15 implementation		(117)		(387)
Sound Q3 2017(1)		(253)		(253)
Revenue on a comparable basis	4,058	3,966	12,247	12,715
VA Agreement(2)		3		(96)
Revenue adjusted	4,058	3,969	12,247	12,619

Health Care Services revenue	3,258	3,532	9,852	10,950
Effect from IFRS 15 implementation		(117)		(387)
Sound Q3 2017		(253)		(253)
Health Care Services revenue on a comparable basis	3,258	3,162	9,852	10,310
VA Agreement		3		(96)
Health Care Services revenue adjusted	3,258	3,165	9,852	10,214

North America
Revenue	2,843	3,115	8,589	9,715
Effect from IFRS 15 implementation		(117)		(387)
Sound Q3 2017		(253)		(253)
Revenue on a comparable basis	2,843	2,745	8,589	9,075
VA Agreement		3		(96)
Revenue adjusted	2,843	2,748	8,589	8,979

Health Care Services revenue	2,628	2,904	7,979	9,086
Effect from IFRS 15 implementation		(117)		(387)
Sound Q3 2017		(253)		(253)
Health Care Services revenue on a comparable basis	2,628	2,534	7,979	8,446
VA Agreement		3		(96)
Health Care Services revenue adjusted	2,628	2,537	7,979	8,350

Dialysis Care Services revenue	2,328	2,199	6,634	6,992
Effect from IFRS 15 implementation		(67)		(225)
Dialysis Care Services revenue on a comparable basis	2,328	2,132	6,634	6,767
VA Agreement		3		(96)
Dialysis Care Services revenue adjusted	2,328	2,135	6,634	6,671

Care Coordination revenue	300	705	1,345	2,094
Effect from IFRS 15 implementation		(50)		(162)
Sound Q3 2017		(253)		(253)
Care Coordination revenue on a comparable basis	300	402	1,345	1,679

Operating income (EBIT)
Total
Operating income (EBIT)	527	609	2,425	1,843
(Gain) loss related to divestitures of Care Coordination activities	(10)		(830)
Sound Q3 2017		(20)		(20)
2018 FCPA related charge	75		75
U.S. Ballot Initiatives(3)	23		28
Operating income (EBIT) on a comparable basis	615	589	1,698	1,823
VA Agreement		3		(88)
Natural Disaster Costs(4)		12		12
Operating income (EBIT) adjusted	615	604	1,698	1,747

North America
Operating income (EBIT)	525	483	2,173	1,478
(Gain) loss related to divestitures of Care Coordination activities	(10)		(830)
Sound Q3 2017		(20)		(20)
U.S. Ballot Initiatives	23		28
Operating income (EBIT) on a comparable basis	538	463	1,371	1,458
VA Agreement		3		(95)
Natural Disaster Costs		12		12
Operating income (EBIT) adjusted	538	478	1,371	1,375

Dialysis operating income (EBIT)	489	437	1,255	1,424
U.S. Ballot Initiatives	23		28
Dialysis operating income (EBIT) on a comparable basis	512	437	1,283	1,424
VA Agreement		3		(95)
Natural Disaster Costs		11		11
Dialysis operating income (EBIT) adjusted	512	451	1,283	1,340

Care Coordination operating income (EBIT)	36	46	918	54
(Gain) loss related to divestitures of Care Coordination activities	(10)		(830)
Sound Q3 2017		(20)		(20)
Care Coordination operating income (EBIT) on a comparable basis	26	26	88	34
Natural Disaster Costs		1		1
Care Coordination operating income (EBIT) adjusted	26	27	88	35

Corporate
Operating income (EBIT)	(151)	(75)	(292)	(250)
2018 FCPA related charge	75		75
Operating income (EBIT) on a comparable basis	(76)	(75)	(217)	(250)
VA Agreement				7
Operating income (EBIT) adjusted	(76)	(75)	(217)	(243)

Net income (5)	285	309	1,557	886
(Gain) loss related to divestitures of Care Coordination activities	(17)		(690)
Sound Q3 2017		(5)		(5)
2018 FCPA related charge	75		75
U.S. Ballot Initiatives	21		27
Net income(5) on a comparable basis	364	304	969	881
VA Agreement		2		(52)
Natural Disaster Costs		8		8
U.S. Tax Reform(6)	(54)		(137)
Net income(5) adjusted	310	314	832	837

Basic earnings per share	€0.93	€1.01	€5.08	€2.89
(Gain) loss related to divestitures of Care Coordination activities	€(0.05)		€(2.25)
Sound Q3 2017		€(0.02)		€(0.02)
2018 FCPA related charge	€0.24		€0.24
U.S. Ballot Initiatives	€0.07		€0.09
Basic earnings per share on a comparable basis	€1.19	€0.99	€3.16	€2.87
VA Agreement		€0.00		€(0.17)
Natural Disaster Costs		€0.03		€0.03
U.S. Tax Reform	€(0.18)		€(0.45)
Basic earnings per share adjusted	€1.01	€1.02	€2.71	€2.73

(1) Sound Q3 2017: contribution of Sound Physicians

(2) VA Agreement: Agreement with the United States Departments of Veterans Affairs and Justice

(3) U.S. Ballot Initiatives: contributions to the opposition to the ballot initiatives in the U.S.

(4) Natural Disaster Costs: three hurricanes and an earthquake

(5) Attributable to shareholders of FMC AG & Co. KGaA

(6) U.S. Tax Reform: impacts from U.S. tax reform